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                               August 31, 2022

       Kevin Karas
       Chief Financial Officer
       National Research Corporation
       1245 Q Street
       Lincoln, Nebraska 68508

                                                        Re: National Research
Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            File No. 001-35929

       Dear Mr. Karas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial Metrics and Results of Operations, page 18

   1. When several factors attribute to material fluctuations in your results of operations, please quantify each factor
cited so that investors may understand the magnitude and relative impact of each factor.
Refer to Item 303 of Regulation S-K.
       Item 8. Financial Statements and Supplementary Data
       Notes to Consolidated Financial Statements
       (13) Segment Information , page 50

   2. We note in March 2021 you changed your operating segments from six to one to reflect a change in corporate
reporting structure to the Chief Executive Officer and chief operating decision maker (CODM).
Please provide more information about this change, including
 Kevin Karas
National Research Corporation
August 31, 2022
Page 2
         how your CODM received and receives information about your different lines of business, how resources are shared or allocated to these different lines of business, and why the change in corporate structure occurred.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameKevin Karas                               Sincerely,
Comapany NameNational Research Corporation
                                                            Division of
Corporation Finance
August 31, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName